Exhibit 99.2

Noble Innovations, Inc. Joins American Society of Plumbing Engineers

Wednesday September 12, 6:00 am ET

PHOENIX--(BUSINESS WIRE)--Noble Innovations, Inc. (OTC: NBIV - News) announced today that it has joined the American Society of Plumbing Engineers (see ASPE.org). ASPE is an international organization for professionals skilled in the design and specification of residential and commercial plumbing systems. Its members are leaders in innovative plumbing design, energy and water use and the application of advanced plumbing systems throughout the world.

ASPE was founded in 1964 and includes 6,500 members from many countries. Its members include an extensive network of engineers, designers, contractors, building code officials, manufacturers and manufacturer's representatives. In 1976, the society established the ASPE Research Foundation in part to encourage development of innovative, energy efficient, environmentally sensitive plumbing designs.

According to James Cole, President and CEO of Noble Innovations, Inc., "Working with The American Society of Plumbing Engineers is an important aspect of our company's plan to design, manufacture and distribute high-quality, energy & resource efficient products." Cole also stated, "In response to consumer demand nationwide, builders and remodelers are turning to energy wise products considered 'green.' Our participation with ASPE will be of significant benefit as we work together to provide these products."

About Noble Innovations, Inc.

Noble Innovations was founded to research, develop, manufacture, market and sell products using various technologies generally classified as "green" in nature. Noble Innovations intends to supply products that deliver increased functionality and energy efficiency to consumers. Noble has several working prototypes and is in the first stages of production of products.

Forward Looking Statements

This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates, and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: Noble's joining of the American Society of Plumbing Engineers; actual "green" products being identified and produced; Noble's ability to commence operations; actual revenues resulting from its green products; costs and difficulties related to seeking investment candidates and raising of capital; access to corporate financing, costs, delays, and any other difficulties related to Noble's business plan, risks, and effects of legal and administrative proceedings and governmental regulation; future financial and operational results; competition; general economic conditions, and the ability to manage and continue growth. Should one or more of Noble's underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Noble makes in this news release include market conditions and those set forth in reports or documents Noble files from time to time with the United States Securities and Exchange Commission. Noble undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Noble Innovations, Inc., Phoenix

James A. Cole, 602-455-0507

Fax: 602-233-3434

jcole@noblecares.com